UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. )

Net 1 UEPS Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

64107N206
(CUSIP Number)

Mr. Atul Mehta, Director
TMT, Venture Capital & Funds
International Finance Corporation
2121 Pennsylvania Avenue, Washington, D.C. 20433
Phone no. (202) 522-3743
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP NO. 64107N206	13D

1	NAME OF REPORTING PERSONS.

International Finance Corporation (“IFC”)**

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

International Organization Established by Agreement of Member Countries
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7	SOLE VOTING POWER

2,781,615
		8	SHARED VOTING POWER

0
		9	SOLE DISPOSITIVE POWER

2,781,615
		10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,781,615
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.00% based on 55,620,746 shares outstanding (45,636,435 outstanding as of May 4, 2016 plus 9,984,311 shares issued on May 11, 2016, including the shares issued to IFC)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

** IFC is an international organization established by Articles of Agreement among its member countries, including the United States, and as such, enjoys certain immunities, privileges and exemptions, including the freedom of all of its property and assets from restrictions, regulations, controls and moratoria of any nature. The voluntary provision by IFC of the following information does not in any way constitute or imply a waiver, termination or modification by IFC of any privilege, immunity or exemption of IFC granted in the Articles of Agreement establishing IFC, international conventions, or applicable law.

CUSIP NO. 64107N206	13D

1	NAME OF REPORTING PERSONS.

IFC African, Latin American and Caribbean Fund, LP (“ALAC”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7	SOLE VOTING POWER

0
		8	SHARED VOTING POWER

2,781,615
		9	SOLE DISPOSITIVE POWER

0
		10	SHARED DISPOSITIVE POWER

2,781,615
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,781,615
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.00% based on 55,620,746 shares outstanding (45,636,435 outstanding as of May 4, 2016 plus 9,984,311 shares issued on May 11, 2016, including the shares issued to ALAC)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP NO. 64107N206	13D

1	NAME OF REPORTING PERSONS.

IFC African, Latin American and Caribbean Fund (GP) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7	SOLE VOTING POWER

0
		8	SHARED VOTING POWER

2,781,615
		9	SOLE DISPOSITIVE POWER

0
		10	SHARED DISPOSITIVE POWER

2,781,615
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,781,615
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.00% based on 55,620,746 shares outstanding (45,636,435 outstanding as of May 4, 2016 plus 9,984,311 shares issued on May 11, 2016, including the shares issued to ALAC)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP NO. 64107N206	13D

1	NAME OF REPORTING PERSONS.

IFC Financial Institutions Growth Fund, LP (“FIG”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

2,318,012
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,318,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,318,012
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.17% based on 55,620,746 shares outstanding (45,636,435 outstanding as of May 4, 2016 plus 9,984,311 shares issued on May 11, 2016, including the shares issued to FIG)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP NO. 64107N206	13D

1	NAME OF REPORTING PERSONS.

IFC FIG Fund (GP), LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7	SOLE VOTING POWER

0
		8	SHARED VOTING POWER

2,318,012
		9	SOLE DISPOSITIVE POWER

0
		10	SHARED DISPOSITIVE POWER

2,318,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,318,012
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.17% based on 55,620,746 shares outstanding (45,636,435 outstanding as of May 4, 2016 plus 9,984,311 shares issued on May 11, 2016, including the shares issued to FIG)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP NO. 64107N206	13D

1	NAME OF REPORTING PERSONS.

Africa Capitalization Fund Ltd. (“AFCAP”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7	SOLE VOTING POWER

2,103,069
		8	SHARED VOTING POWER

0
		9	SOLE DISPOSITIVE POWER

2,103,069
		10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,103,069
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.78% based on 55,620,746 shares outstanding (45,636,435 outstanding as of May 4, 2016 plus 9,984,311 shares issued on May 11, 2016, including the shares issued to AFCAP)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Item 1.	Security and Issuer.

The class of securities to which this Schedule 13D relates is the common stock, $0.001 par value (“Common Stock”), of Net 1 UEPS Technologies, Inc. (the “Issuer”). The principal executive offices of the Issuer are at President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road, Rosebank, Johannesburg 2196, South Africa.

Item 2.	Identity and Background.

This Schedule 13D is being filed by: (i) International Finance Corporation (“IFC”); (ii) IFC African, Latin American and Caribbean Fund, LP (“ALAC”); (iii) IFC African, Latin American and Caribbean Fund (GP) LLC (“ALAC GP”); (iv) IFC Financial Institutions Growth Fund, LP (“FIG”); (v) IFC FIG Fund (GP), LLP (“FIG GP”); and (vi) Africa Capitalization Fund Ltd. (“AFCAP” and together with IFC, ALAC, ALAC GP, FIG and FIG GP, the “Reporting Persons”).

The principal business addresses of each of IFC, ALAC, ALAC GP, FIG, FIG GP and AFCAP is 2121 Pennsylvania Avenue, Washington, D.C. 20433.

IFC, an International Organization Established by Agreement of Member Countries and a member of the World Bank Group, is the largest global development institution focused on the private sector in emerging markets. Each of ALAC, a United Kingdom limited partnership, FIG, a United Kingdom limited partnership, and AFCAP, a Mauritius limited company, is primarily engaged in the business of investing in securities. ALAC GP, a Delaware limited liability company, is primarily engaged in the business of serving as the general partner of ALAC. FIG GP, a United Kingdom limited liability partnership, is primarily engaged in the business of serving as the general partner of FIG. Each of ALAC, FIG and AFCAP are funds managed by IFC Asset Management Company LLC, a wholly-owned subsidiary of IFC, that invests third party capital in conjunction with IFC investments.

The name, citizenship, position and business address for each director, executive officer, general partner or controlling member of each of IFC, ALAC, ALAC GP, FIG, FIG GP and AFCAP is set forth on Appendix A hereto.

During the last five years, none of the Reporting Persons, or any person named in Appendix A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The 2,781,615 shares of Common Stock purchased by IFC, having an aggregate purchase price of $29,999,995.94, were purchased with internal funds.

The 2,781,615 shares of Common Stock purchased by ALAC, having an aggregate purchase price of $29,999,995.94, were purchased with investment funds managed by ALAC.

The 2,318,012 shares of Common Stock purchased by FIG, having an aggregate purchase price of $24,999,991.22, were purchased with investment funds managed by FIG.

The 2,103,069 shares of Common Stock purchased by AFCAP, having an aggregate purchase price of $22,681,809.47, were purchased with investment funds managed by AFCAP.

Item 4.	Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock of the Issuer reported herein for investment purposes because they believed the Common Stock represented an attractive investment opportunity. The Reporting Persons intend to engage management of the Issuer (“Management”) and the board of directors of the Issuer (the “Board”) in discussions regarding opportunities to expand the Issuer’s business.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by certain of the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

a)

The aggregate percentage of Common Stock reported to be beneficially owned by the Reporting Persons is based upon 55,620,746 shares outstanding (45,636,435 outstanding as of May 4, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, plus the 9,984,311 shares issued on May 11, 2016 by the Issuer to the Reporting Persons.

b)

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

None of the individuals identified on Annex A owns any shares of Common Stock.

c)

The following table sets forth all transactions with respect to the Common Stock effected during the past 60 days by any of the Reporting Persons. All such shares were purchased from the Issuer on May 11, 2016 at a price of $10.781 per share of Common Stock.

Name of Reporting Person	Number of Shares Purchased	Aggregate Purchase Price
International Finance Corporation	2,781,615	$29,999,994.94
IFC African, Latin American and Caribbean Fund, LP	2,781,615	$29,999,994.94
IFC Financial Institutions Growth Fund, LP	2,318,012	$24,999,991.22
Africa Capitalization Fund Ltd.	2,103,069	$22,681,809.47

d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

IFC, ALAC, FIG, AFCAP (collectively, the “Investors”) and the Issuer entered into a Subscription Agreement, dated as of April 11, 2016, pursuant to which IFC, ALAC, FIG and AFCAP purchased the shares of Common Stock reported in Item 5(c) above.

IFC, ALAC, FIG, AFCAP and the Issuer entered into a Policy Agreement, dated as of April 11, 2016 that became effective on May 11, 2016 upon the closing of the purchase of shares under the Subscription Agreement. The material terms of the Policy Agreement are as follows:

Board Rights. For so long as the Investors in aggregate beneficially own shares representing at least 5% of the Issuer’s Common Stock, the Investors will have the right to nominate one director to the Issuer’s board of directors. For so long as the Investors in aggregate beneficially own shares representing at least 2.5% of the Issuer’s Common Stock, the Investors will have the right to appoint an observer to the Issuer’s board of directors at any time when they have not designated, or do not have the right to designate, a director.

Registration Rights. The Company has granted certain registration rights to the Investors for the resale of their shares of Common Stock, including filing a resale shelf registration statement and taking certain actions to facilitate resales thereunder.

Put Option. Each Investor has the right, upon the occurrence of specified triggering events, to require the Issuer to repurchase all of the shares of its Common Stock purchased by the Investors pursuant to the Subscription Agreement (or upon exercise of their preemptive rights discussed below). Events triggering this put right relate to (1) the Issuer being the subject of a governmental complaint alleging, a court judgment finding or an indictment alleging that the Issuer (a) engaged in specified corrupt, fraudulent, coercive, collusive or obstructive practices; (b) entered into transactions with targets of economic sanctions; or (c) failed to operate its business in compliance with anti-money laundering and anti-terrorism laws; or (2) the Issuer rejecting a bona fide offer to acquire all of its outstanding Common Stock at a time when it has in place or implements a shareholder rights plan, or adopting a shareholder rights plan triggered by a beneficial ownership threshold of less than 20%. The put price per share will be the higher of the price per share paid by the Investors pursuant to the Subscription Agreement (or paid when exercising their preemptive rights) and the volume weighted average price per share prevailing for the 60 trading days preceding the triggering event, except that with respect a put right triggered by rejection of a bona fide offer, the put price per share will be the highest price offered by the offeror.

Preemptive Rights. For so long as the Investors hold in aggregate 5% of the outstanding shares of Common Stock, each Investor will have the right to purchase its pro-rata share of new issuances of securities by the Issuer, subject to certain exceptions.

The foregoing descriptions of the Subscription Agreement and the Policy Agreement, and the transactions contemplated thereby, do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are incorporated herein by reference to Exhibits 10.31 and 10.32, respectively, to the Issuer’s Current Report on Form 8-K filed April 12, 2016.

Item 7.	Items to be Filed as Exhibits.

Exhibit 1 -	Joint Filing Agreement of the Reporting Persons.

Exhibit 2 -

Subscription Agreement, dated as of May 11, 2016, by and among the Issuers and the Investors (incorporated by reference to Exhibit 10.31 to the Issuer’s Current Report on Form 8-K filed April 12, 2016).

Exhibit 3 -	Policy Agreement, dated as of May 11, 2016, by and among the Issuers and the Investors (incorporated by reference to Exhibit 10.32 to the Issuer’s Current Report on Form 8-K filed April 12, 2016).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2016
International Finance Corporation

By: /s/ Andi Dervishi
Name: Andi Dervishi
Title: Head, Fintech

IFC African, Latin America and Caribbean Fund, LP
By: IFC African, Latin America and Caribbean Fund (GP) LLC
By: IFC Asset Management Company, LLC, its designated member
By: /s/ Colin Curvey
Name: Colin Curvey
Title: Co-Head, ALAC

IFC African, Latin America and Caribbean Fund (GP) LLC
By: IFC Asset Management Company, LLC, its designated member
By: /s/ Colin Curvey
Name: Colin Curvey
Title: Co-Head, ALAC

IFC Financial Institutions Growth Fund, LP
By: IFC FIG (GP), LLP
By: IFC Asset Management Company, LLC, its designated member
By: /s/ Timothy M. Krause
Name: Timothy M. Krause
Title: Director

IFC FIG (GP), LLP
By: IFC Asset Management Company, LLC, its designated member
By: /s/ Timothy M. Krause
Name: Timothy M. Krause
Title: Director

Africa Capitalization Fund Ltd.

By: /s/ Ruth E. Horowitz
Name: Ruth E. Horowitz
Title: Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The following sets forth the name, citizenship, principal occupation and business address for each director, executive officer and general partner or controlling member of each of ALAC, ALAC GP, FIG, FIG GP and AFCAP.

International Finance Corporation

Name	Citizenship	Position	Business Address
Dr. Jim Yong Kim	American	President of the	2121 Pennsylvania Avenue
		World Bank Group	Washington, D.C. 20433
and Chairman of the
Board of Executive
Directors
Philippe Le Houérou	French	Executive Vice	2121 Pennsylvania Avenue
		President and Chief	Washington, D.C. 20433
Executive Officer of
the International
Finance Corporation
Hervé de Villeroché	France	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Patrizio Pagano	Italy	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Subhash Chandra Garg	India	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Merza Hasan (Dean)	Kuwait	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
RionaldSilaban	Indonesia	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Masahiro Kan	Japan	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Gwen Hines	United Kingdom	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Nasir Mahmood Khosa	Pakistan	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Jose A. Rojas R.	Venezuela, RB	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Frank Heemskerk	Netherlands	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Ursula Müller	Germany	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Jörg Frieden	Switzerland	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Louis Rene Peter Larose	Seychelles	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Franciscus Godts	Belgium	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Shixin Chen	China	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Alister Smith	Canada	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Satu Santala	Finland	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Ana Dias Lourenco	Angola	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Khalid Alkhudairy	Saudi Arabia	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Sung-Soo Eun	Korea, Rep.	Executive Director	2121 Pennsylvania Avenue

Washington, D.C. 20433
Alex Foxley	Chile	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Antonio Silveira	Brazil	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Mohamed Sikieh Kayad	Djibouti	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Andrei Lushin	Russian Federation	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Matthew McGuire	United States	Executive Director	2121 Pennsylvania Avenue
Washington, D.C. 20433

IFC African, Latin American and Caribbean Fund, LP

Name	Jurisdiction/Citizenship	Position	Business Address
IFC African, Latin	Delaware	General Partner	2711 Centerville Road, Suite
America and Caribbean			400, Wilmington, DE 19808
Fund (GP) LLC
IFC African, Latin	United Kingdom	Alternate General	International Finance
American and Caribbean		Partner	Corporation, 12th Floor,
(Alternate GP) LLP			Millbank Tower, 21-24
Millbank, London SW1P 4QP,
United Kingdom

IFC African, Latin America and Caribbean Fund (GP) LLC

Name	Jurisdiction/Citizenship	Position	Business Address
IFC Asset Management	Delaware	Sole Member	2121 Pennsylvania Avenue
Company, LLC			Washington, D.C. 20433

Gavin ER Wilson	United Kingdom	Director of IFC Asset	2121 Pennsylvania Avenue
		Management Co. LLC	Washington, D.C. 20433
Philippe Le Houérou	France	Director of IFC Asset	2121 Pennsylvania Avenue
		Management Co. LLC	Washington, D.C. 20433
Guy de Chazal	United States	Director of IFC Asset	2121 Pennsylvania Avenue
		Management Co. LLC	Washington, D.C. 20433
Robert Pozen	United States	Director of IFC Asset	2121 Pennsylvania Avenue
		Management Co. LLC	Washington, D.C. 20433

IFC Financial Institutions Growth Fund, LP

Name	Citizenship	Position	Business Address
IFC FIG (GP), LLP	United Kingdom	General Partner	2121 Pennsylvania Avenue
Washington, D.C. 20433

IFC FIG (GP), LLP

Name	Citizenship	Position	Business Address
IFC Asset Management	Delaware	Member	2121 Pennsylvania Avenue
Company, LLC			Washington, D.C. 20433
IFC FIG Fund (SLP), LLC	Delaware	Member	2121 Pennsylvania Avenue
Washington, D.C. 20433
Gavin ER Wilson	United Kingdom	Director of IFC Asset	2121 Pennsylvania Avenue
		Management Co. LLC	Washington, D.C. 20433
Philippe Le Houérou	France	Director of IFC Asset	2121 Pennsylvania Avenue
		Management Co. LLC	Washington, D.C. 20433
Guy de Chazal	United States	Director of IFC Asset	2121 Pennsylvania Avenue
		Management Co. LLC	Washington, D.C. 20433
Robert Pozen	United States	Director of IFC Asset	2121 Pennsylvania Avenue
		Management Co. LLC	Washington, D.C. 20433

Africa Capitalization Fund Ltd.

Name	Citizenship	Position	Business Address
IFC Asset Management	Delaware	Manager	2121 Pennsylvania Avenue
Company, LLC			Washington, D.C. 20433
Gavin ER Wilson	United Kingdom	Director of IFC Asset	2121 Pennsylvania Avenue
		Management Co. LLC	Washington, D.C. 20433
Philippe Le Houérou	France	Director of IFC Asset	2121 Pennsylvania Avenue
		Management Co. LLC	Washington, D.C. 20433
Guy de Chazal	United States	Director of IFC Asset	2121 Pennsylvania Avenue
		Management Co. LLC	Washington, D.C. 20433
Robert Pozen	United States	Director of IFC Asset	2121 Pennsylvania Avenue
		Management Co. LLC	Washington, D.C. 20433
Sheref Zurga,	Ethiopia	Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Ruth Horowitz	United States	Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Rooksana Shahabally	Mauritius	Director	2121 Pennsylvania Avenue
Washington, D.C. 20433
Husayn Sassa	Mauritius	Director	2121 Pennsylvania Avenue
Washington, D.C. 20433

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated May 24, 2016, among the Reporting Persons (filed herewith).

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock of Net 1 UEPS Technologies, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 24th day of May, 2016.

International Finance Corporation

By: /s/ Andi Dervishi
Name: Andi Dervishi
Title: Head, Fintech

IFC African, Latin America and Caribbean Fund, LP
By: IFC African, Latin America and Caribbean Fund (GP) LLC
By: IFC Asset Management Company, LLC, its designated member
By: /s/ Colin Curvey
Name: Colin Curvey
Title: Co-Head, ALAC

IFC African, Latin America and Caribbean Fund (GP) LLC
By: IFC Asset Management Company, LLC, its designated member
By: /s/ Colin Curvey
Name: Colin Curvey
Title: Co-Head, ALAC

IFC Financial Institutions Growth Fund, LP
By: IFC FIG (GP), LLP
By: IFC Asset Management Company, LLC, its designated member
By: /s/ Timothy M. Krause
Name: Timothy M. Krause
Title: Director

IFC FIG (GP), LLP
By: IFC Asset Management Company, LLC, its designated member
By: /s/ Timothy M. Krause
Name: Timothy M. Krause
Title: Director

Africa Capitalization Fund Ltd.

By: /s/ Ruth E. Horowitz
Name: Ruth E. Horowitz
Title: Director